Code of Ethics (Section 204a, Rule 204a-1 and Section 17(j), Rule 17j-1)

Policy

The Code of Conduct is based on the principle that the Firm owes a fiduciary duty to its clients. Accordingly, the Firm’s employees must avoid activities, interests and relationships that run contrary (or appear to run contrary) to the best interests of clients.

Therefore, at all times, Firm employees must:

•	Place client interests ahead of the Firm’s interests – As a fiduciary, the Firm will serve in its clients’ best interests. In other words, Employees (to the extent applicable, includes “Access Persons” as defined below) may not benefit at the expense of advisory clients. This concept is particularly relevant when Employees are making personal investments in securities traded by advisory clients.
•	Engage in personal investing that is in full compliance with the Firm’s Code of Ethics – Employees must review and abide by the Firm’s Personal Securities Transaction and Insider Trading Policies.
•	Avoid taking advantage of your position – Employees must not accept investment opportunities, gifts or other gratuities from individuals seeking to conduct business with the Firm, or on behalf of an advisory client, unless in compliance with the Gift Policy on page 45 of this manual.
•	Maintain full compliance with the Federal Securities Laws – In carrying on its daily affairs, the Firm and all Firm Associated Persons (also known as “Supervised Persons”), shall act in a fair, lawful and ethical manner, in accordance with the standards set forth in Rule 204A-1 under the Advisers Act and applicable federal securities laws.

Responsibility

The Chief Compliance Officer shall be responsible for administering and enforcing this Code, a necessary part of which is supervising Employees through the implementation process. Should any Associated Person have any questions regarding the applicability of this Code, (s)he should address those questions with the Chief Compliance Officer. Pursuant to Section 203(e)(6) of the Act, the Firm and Chief Compliance Officer shall not be deemed to have failed to supervise any person if –

•	there have been established procedures, and a system for applying such procedures, which would reasonably be expected to prevent and detect, insofar as practicable, any such violation by such other person, and
•	the Chief Compliance Officer has reasonably discharged the duties and obligations incumbent upon that position by reason of such procedures and system without reasonable cause to believe that such procedures and system were not being complied with.

While compliance with the law and with a Firm’s policies and procedures described above is each individual’s responsibility, interpretive questions may arise. Any questions should immediately be addressed with the Chief Compliance Officer who has been designated by the Firm to respond to such questions. All violations of this Code should be reported to the Chief Compliance Officer.

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Procedures
1.	Code of Conduct

All Firm personnel are required to review this Code, as well as the Firm’s internal policies and procedures, in an effort to be aware of their responsibilities pertaining to client service. Following review of this policy, all Firm personnel are to provide a written acknowledgement of their receipt of this policy to the Firm’s Chief Compliance Officer or designee in accordance with the acknowledgement policies and procedures in the Firm’s policies and procedures manual. To the extent that any term within the Firm’s Compliance Manual, or any other Firm policy, is inconsistent with any term contained within this Code, the Code shall control.

Any questions with respect to the Firm’s Code of Ethics should be directed to the Firm’s Chief Compliance Officer. All personnel must promptly report any violations of the Code of Ethics to the Chief Compliance Officer. Management of the Firm is aware of the potential issues that may arise as a result of this requirement and shall take action against any Employee that seeks retaliation against another for reporting violations of the Code of Ethics.

Any violation of this Code or any other Firm policy and/or procedure shall be subject to the Firm’s disciplinary procedures, which may include termination of employment.

2.	Scope of the Code

The terms of this Code apply to all of the Firm’s supervised persons and sets forth the standard of conduct by which each individual should carry out his/her respective obligations. Specifically, this document presents the Firm’s fundamental standard of conduct and shall address issues pertaining to:

•	Privacy of Client Non-Public Personal Information (see Section 8 of this Manual);
•	Insider Trading;
•	Personal Securities Transactions;
•	Gifts; and,
•	Political Contributions.

As discussed in Paragraph 5 below, the rules on the issue of reporting securities transactions pertain to the securities accounts in which any Firm Associated Person has any direct or indirect beneficial interest.

3.	Standards of Business Conduct

All Firm personnel shall act in accordance with the requirements of the Act, which sets forth numerous policies and procedures pertaining to the Firm’s advisory business. The Firm, as a fiduciary, has an obligation to act consistent with the Act, but to also place the clients’ interests above those of the advisory firm. To that end, all supervised persons should avoid conflicts of interest that could compromise the advisory firm’s ability to act in the clients’ best interests.

In a similar vein, it shall be against Firm policy for any Firm representative to use the mails or any means or instrumentality of interstate commerce:

(A)	to employ any device, scheme, or artifice to defraud a client or prospective client;
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(B)	to engage in any transaction, practice, or course of business which defrauds or deceives a client or prospective client;
(C)	to knowingly sell any security to or purchase any security from a client when acting as principal for his or her own account, or to knowingly effect a purchase or sale of a security for a client’s account when also acting as broker for the person on the other side of the transaction, without disclosing to the client in writing before the completion of the transaction the capacity in which the adviser is acting and obtaining the client’s consent to the transaction; and
(D)	to engage in fraudulent, deceptive, or manipulative practices.

The Firm is aware of concerns surrounding nonpublic information, specifically in the areas of client service and securities trading. The Firm’s standard of business conduct relative to client nonpublic personal information is consistent with the terms of Regulation S-P, in that it has established a Privacy Program that includes the delivery to all prospective and current clients a Privacy Notice detailing the framework within which client information is secured, as well as an internal Privacy Policy to be reviewed and executed by all Firm Associated Persons. The Privacy Policy and Notice create appropriate standards for the security of client personal information and detail the framework within which client information is secured (see Section VII for additional information on the Firm’s privacy initiatives).

4.	Insider Trading

Section 204A of the Act requires that investment advisers maintain and enforce written policies reasonably designed to prevent the misuse of material nonpublic information by the investment adviser or any person associated with the investment adviser. Thus, the securities laws prohibit trading by a person while in the possession of material nonpublic information about a company or about the market for that company’s securities. The securities laws also prohibit a person who is in possession of material nonpublic information from communicating any such information to others.

In particular, “insider trading” generally refers to the buying or selling a security, in breach of a fiduciary duty or other relationship of trust and confidence, while in possession of material, nonpublic information about the security. Insider trading violations may also include ‘tipping’ such information, securities trading by the person “tipped,” and securities trading by those who misappropriate such information.

Scope. This policy covers all of the Firm’s employees (“covered persons”) as well as any transactions in any securities participated in by family members, trusts or corporations directly or indirectly controlled by such persons. In addition, the policy applies to transactions engaged in by corporations in which the covered person is an officer, director or 10% or greater stockholder and a partnership of which the covered person is a partner unless the covered person has no direct or indirect control over the partnership.

No Employee of the Firm who is in possession of material nonpublic (see Definitions Section 30) information about a company, or about the market for that company’s securities, is permitted to purchase or sell those securities until the information becomes public and the market has had time to react to it. Should you have any doubt regarding the propriety of a proposed securities transaction, you should seek advice from the Chief Compliance Officer, who has been designated by the Firm to handle such matters.

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Black-out Communications. In addition to the foregoing restrictions, the Firm reserves the right to issue “black-out notices” to specified persons when material, nonpublic information exists. Any person who receives such a notice shall treat the notice as confidential and shall not disclose its existence to anyone else.

Trading in Securities of Other Entities. In addition, no director, officer or Employee of the Firm shall effect any transaction in the securities of another entity, the value of which is likely to be affected by actions of the Firm that have not yet been publicly disclosed. Please note that this provision is in addition to the restrictions on trading in securities of other entities set forth any Code of Ethics of the Firm.

Applicability to Family Members. The foregoing restrictions on trading are also applicable to family members’ accounts, accounts subject to the control of personnel subject to this Insider Trading Policy or any family member, and accounts in which personnel subject to this Insider Trading Policy or any family member has any beneficial interest, except that the restrictions on trading do not apply to accounts where investment decisions are made by an independent investment manager in a fully discretionary account. Personnel subject to this Insider Trading Policy are responsible for assuring that their family members comply with the foregoing restrictions on trading. For purposes of this Policy, “Family Members” include one’s spouse and all members of the family who reside in one’s home.

Rule 10b5-1 Trading. Notwithstanding the restrictions stated in this Paragraph VI, such restrictions shall not apply to purchases or sales of securities of the Firm made by the persons covered hereby who have entered into a written trading plan that complies with Rule 10b5-1 of the Exchange Act and has been approved by the Chief Compliance Officer.

Disclosure of Material Nonpublic Information. As it relates to nonpublic information in the securities trading area, the Firm’s standard of business conduct focuses upon non-disclosure. No person associated with the Firm shall disclose “material nonpublic” (see Definitions Section 30) information about a company or about the market for that company’s securities: (a) to any person except to the extent necessary to carry out the Firm’s legitimate business obligations, or (b) in circumstances in which the information is likely to be used for unlawful trading.

If any person subject to this Insider Trading Policy has reason to believe that material, nonpublic information of the Firm has been disclosed to an outside party without authorization, that person should report this to the Chief Compliance Officer immediately.

Violations of the Firm’s policies and procedures relative to prohibitions against insider trading will be regarded with the utmost seriousness and will constitute grounds for immediate dismissal.

5.	Personal Securities Transactions

Rule 204A-1 under the Advisers Act, and Rule 17j-1 of the Investment Company Act, requires all Access Persons (see Definitions Section 30) to report and for the Firm to review, personal securities transactions and holdings periodically as provided and further explained herein. For purposes of the Rule, Access Persons include any supervised person of the Firm:

•	Who has access to nonpublic information regarding any clients’ purchase or sale of securities; or
•	Who is involved in making securities recommendations to clients, or who has access to such recommendations that are non-public.

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Preclearance Procedures. Access Persons may not purchase or sell any security in which the Access Person has a beneficial ownership unless the transaction occurs in an (a) exempted security or (b) the Access Person has complied with the Personal Security Transaction Policy set forth herein.

As discussed below, Access Persons must have written clearance for all Initial Public Offerings, limited offerings, and securities on the restricted securities list. The Firm reserves the right to disapprove any proposed transaction that may have the appearance of improper conduct.

The following transactions are exempt from preclearance:

•	Preclearance approval is not required for the purchase or sale of shares of any open-end mutual funds for which the Firm does not serve as an investment adviser or sub-adviser.
•	Securities transactions in which neither the Access Person nor his/her immediate family member knows of the transaction prior to its completion (i.e. Discretionary trades involving an investment club in which the Access Person is neither consulted nor advised of the trade before its execution).
•	Any acquisition of securities through stock dividends, dividend re-investments, stock splits and other similar corporation reorganizations or distributions.
•	Any acquisition of securities through an account managed by an unaffiliated third-party investment manager for which the Access Person does not retain discretion or control, provided that such accounts do not otherwise violate the Firm’s policies procedures. The Access Person must provide the Chief Compliance Officer or designee with the appropriate paperwork (for example, the Investment Advisory Agreement) for the Firm’s records indicating the Access Person has no discretion or control over the trading activity in the account.

Decision Making Access Persons (See Definitions Section 30) may not execute a personal securities transaction involving a Reportable Security without first obtaining preclearance.

For transactions that are subject to preclearance. Access Persons must submit all pre-clearance requests, through the Firm’s Compliance Software, to the Chief Compliance Officer or another individual designated by the Chief Compliance Officer prior to trading in any securities on the Restricted Securities list (should the Firm choose to maintain such a list) or private placements. Once the Chief Compliance Officer and/or their designee grants pre-clearance to an Access Person to trade in a Restricted Security, such Access Person may only transact in that security for the remainder of the day. If the Access Person wishes to transact in that Restricted Security on the following or any other day, they must again obtain pre-clearance from the Chief Compliance Officer or designated approver. Unless otherwise noted, no pre-clearance is required for transactions taking place in the exempted securities noted below. Once a private placement is approved, the Access Person has one week to execute and submit documents.

Blackout Period

•	If, on a day that the market is open for trading, the Firm has advised its employees that it intends to purchase (or is consider to purchase) an exchange-listed security for its clients (including ETFs), no Access Person may transact in that security on the same day prior to Firm having completed the client purchase, or until a decision has been made not to purchase the security on behalf of clients.
•	If, on a day that the market is open for trading, the Firm has advised its employees that it intends to sell (or is considering selling) any exchange-listed security (including ETFs), no Access Person may transact in that security on the same day prior to the Firm having
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completed the client sale, or until a decision has been made not to sell the security on behalf of clients.

Initial and Annual Holding Reports on Current Securities Holdings of Access Persons. Each Access Person of the Firm must provide the Chief Compliance Officer and/or their designee with a written report of the Access Person’s current securities holdings within 10 days after the person becomes an Access Person, which information must be current as of a date no more than 45 days prior to the date the person becomes an Access Person.

Additionally, each Access Person must provide the Chief Compliance Officer and/or their designee with a written report of the Access Person’s current securities holdings on an annual basis, or on or before February 14th (as determined by the Firm) of each year, and the information must be current as of a date no more than 45 days prior to the date the report was submitted; provided, however that at any time that the Firm has only one Access Person, he or she shall not be required to submit any securities report described above.

Each securities holding report must provide, at a minimum, the following information:

i)	the title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security (as defined below) in which the Access Person has any direct or indirect beneficial ownership (as defined below);
ii)	the name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit; and
iii)	the date the Access Person submits the report.

To facilitate submission and review of personal securities holdings, the Firm requires employees to utilize the Firm’s Compliance Software, which should be accessed via the internet. Employees must link their personal accounts into their compliance monitoring software account, allowing for holdings to be contemporaneously downloaded throughout the year.

For accounts unable to be linked (those not custodied with Charles Schwab) Access Persons must provide, within 30 days of the end of each quarter, duplicate statements or confirms to the Chief Compliance Officer and/or their designee directly from the broker.

Transaction Reports. Each Access Person must provide the Chief Compliance Officer and/or their designee with a written record of his/her personal securities transactions no later than thirty (30) days after the end of each calendar quarter, which report must cover all transactions (other than those pursuant to an “automatic investment plan” as defined in Rule 204A-1(e)(2)) during the quarter.

The report must provide, at a minimum, the following information about each transaction (other than pursuant to an “automatic investment plan” as defined in Rule 204A-1(e)(2)) involving a reportable security (see Definitions Section 30) in which the Access Person had, or as a result of the transaction acquired, any direct or indirect “beneficial ownership” (see Definitions Section 30):

•	The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;
•	The nature of the transaction (i.e., purchase, sale, or any other type of acquisition or disposition);
•	The price of the security at which the transaction was effected;
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•	The name of the broker, dealer, or bank with or through which the transaction was effected; and
•	The date the Access Person submits the report.
•	The security transaction reporting requirement may be satisfied by providing duplicate broker trade confirmations or account statements of all such transactions to the Firm no later than thirty (30) days after the end of each calendar quarter.

Preapproval Required for IPOs and Limited Offerings. The acquisition of a beneficial ownership (see Definitions Section 30) interest in any security in an initial public offering (as defined in Rule 204A-1(e)(6)) or in a limited offering (as defined in Rule 204A-1(e)(7)) by an Access Person is prohibited unless expressly approved in advance by the Chief Compliance Officer, provided, however that at any time that the Firm has only one Access Person, he or she shall not be required to obtain pre-approval for an initial public offering or limited offering.

Prohibition: Decision Making Access Person Personnel. Decision Making Access Persons (See Definitions Section 30) are prohibited from acquiring any securities in an initial public offering.

The Chief Compliance Officer shall (a) obtain from the Employee full details of the proposed transaction (including written certification that the investment opportunity did not arise by virtue of the Employee’s activities on behalf of a Client); and (b) conclude, after consultation with a Portfolio Manager (who has no personal interest in the issuer of the limited offering or IPO), that no Clients have any foreseeable interest in purchasing such security. A record of such approval by the Chief Compliance Officer and the reason(s) for approval will be maintained. The Firm will maintain a record of any decision, and the reasons supporting the decision, approving the acquisition of such securities by Access Persons for at least five years after the end of the fiscal year in which the approval is granted.

Retention of Certain Records. A record of each securities holdings report and transaction report, including any duplicate broker trade confirmation or account statements provided by an Access Person (or his/her broker/dealer or custodian) in lieu of a securities transactions report, shall be maintained by the Firm for the time period required by the Act. In addition, a record of the names of persons who are currently, or within the past five years were, Access Persons of the Firm shall be maintained.

6.	Investment Policy and Procedures

No Access Person of the Firm may effect for himself or herself or for his or her immediate family (i.e., spouse, minor children, and adults living in the same household as the officer, director, or employee, and trusts for which the employee serves as a trustee or in which the employee has a beneficial interest) (collectively “Covered Persons”) any transactions in a security which is being actively purchased or sold, or is being considered for purchase or sale, on behalf of any Firm clients, unless in accordance with the following Firm Procedures.

In order to implement the Firm’s Investment Policy, the following procedures have been put into place with respect to the Firm and its Covered Persons:

•	If the Firm is purchasing or considering for purchase any exchange-listed security (Securities Under Consideration) on behalf of a Firm’s client (including ETFs), no Covered Person may transact in that security prior to the purchase the security on behalf of the client; and,
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•	If the Firm is selling or considering the sale of any exchange listed security on behalf of a Firm client (including ETFs), no Covered Person may transact in that security prior to the sale on behalf of the client having been completed by the Firm, or until a decision has been made not to sell the security on behalf of the client.

Exceptions

•	This Investment Policy has been established recognizing that some securities being considered for purchase and sale on behalf of the Firm’s clients trade in sufficiently broad markets to permit transactions to be completed without any appreciable impact on the markets of the securities. Under certain circumstances, exceptions may be made to the policies stated above per the authorization of the Chief Compliance Officer, who has been designated by the Firm to address any prospective exceptions.
•	Open-end mutual funds and/or the investment subdivisions that may comprise a variable insurance product are purchased or redeemed at a fixed net asset value price per share specific to the date of purchase or redemption. As such, transactions in open-end mutual funds and/or variable insurance products by Covered Persons are not likely to have an impact on the prices of the fund shares in which clients invest and are therefore not prohibited by the Firm’s Investment Policy.
7.	Gifts & Entertainment

The purpose of business gifts in a commercial setting is to create goodwill and sound relationships, not to gain an unfair advantage. Therefore, it is the policy of the Firm to achieve a balance relative to the giving/acceptance of gifts to/from clients or vendors with the avoidance of conflicts of interest or appearances of impropriety.

Gifts. Firm Employees may periodically give or receive gifts from clients, subject to the following conditions:

a.	Cash gifts are not permitted.
b.	No Firm employee may give any gift, service, or other thing, reasonably valued at $100 or more, to any person or entity that does business with or on behalf of the Firm without pre-approval from the Chief Compliance Officer and/or their designee and the Chief Operating Officer. Gifts, other than cash, given in connection with special occasions (e.g., promotions, retirements, weddings), of reasonable value, are permitted.
c.	All gifts given or received by Firm Employees must be disclosed to the Compliance Department, using the Firm’s Compliance Software, within 14 days.
d.	Gifts such as holiday baskets or lunches delivered to the Firm’s offices, which are received on behalf of the Firm, do not require reporting.
e.	Gifts to public officials, labor unions or union officials require pre-approval, regardless of amount.
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f.	No Firm Employee or representative shall give any type of gift to a fiduciary of an ERISA plan for which the Firm provides services (i.e., a plan trustee or other plan fiduciary service provider) unless such proposed gift is first reported to, and approved by, the Firm’s Chief Compliance Officer.
g.	Although the Firm does not prohibit gifts to clients, including a gesture of appreciation for referring a prospective new client (i.e., a gift card, dining certificate, etc.), all Firm personnel must be mindful that such gifts should not be of a magnitude and/or frequency to potentially raise issues that the gift(s) rise to a level that the client is receiving non-cash compensation for acting as a solicitor. Solicitor arrangements are governed on both a SEC and state level.
h.	Firm Employees are prohibited from receiving any gift or other thing of more than de minimis value from any person or entity that does business with or on behalf of the Dynamic Alternatives Fund.

Entertainment. No entertainment should ever be offered, given, provided or accepted by any Employee in connection with the Firm’s business unless such entertainment is business related, reasonable in cost, appropriate as to time and place, and not so frequent as to raise any question of impropriety. All entertainment received by the Firm’s Employees must be disclosed to Compliance Department within 14 days of attendance.

8.	Political Contributions

Rule 206(4)-5 (the “Pay to Play Rule”) limits political contributions to state and local government officials, candidate, and political parties by registered investment advisers, firms that solicit clients or investors on behalf registered investment advisers, and covered associates of those entities.

The Pay-to-Play Rule defines “contributions” broadly to include gifts, loans, the payment of debts, and the provision of any other thing of value. Rule 206(4)-5 also includes a provision that prohibits any indirect action that would be prohibited if the same action was done directly.

The Pay-to-Play Rule prohibits the receipt of compensation from a government entity for advisory services for two years following a contribution to any official of that “government entity”. This prohibition also applies to covered associates of the adviser.

A government entity means any state or political subdivision of a state, including (i) any agency,

authority, or instrumentality of the state or political subdivision, (ii) a pool of assets sponsored or established by the state or political subdivision or agency, (iii) a plan or program of a government entity; and (iv) officers, agents or employees of the state or political subdivision or agency.

However, there is an exception available for contributions from natural persons of $150 per election, or $350 per election if the contributor is eligible to vote in the election. An exception is also available for otherwise prohibited contributions that are returned, so long as the contribution in question is less than $350, is discovered within four months of being given, and is returned within 60 days of being discovered. The exception for returned contributions may be relied upon three times per calendar year. However, an adviser cannot rely on the exception for returned contributions more than once for any particular employee, irrespective of the amount of time that passes between returned contributions.

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Therefore, it is the Firm’s policy that all Access Persons and Covered Associates (see Definitions Section 30) are required to obtain prior approval before making any Contributions to a Government Entity or Government Official (as each is defined above) that exceed $150.00 by submitting the proposed contribution to the Chief Compliance Officer on the Firm’s Political Contributions Disclosure Form.

Political contributions by the Firm or any Firm employees to politically connected individuals or entities with the intention of influencing such individuals or entities for business purposes are strictly prohibited.

It is the policy of the Firm to avoid conflicts of interest or appearances of impropriety in connection with the provision of advisory services for compensation to any government client and to identify risk exposures for the firm and its clients. Currently, the Firm does not provide advisory services to a Government Entity. As is such, the Firm does not place any restrictions on its Covered Associates making Contributions, aside from those listed below:

1.	Employees may make contributions to national political candidates, parties, or action committees without seeking pre-clearance as long as the recipient is not otherwise associated with a state or local political office.

2.	Contributions to a state or local Government Entity or Government Official under $150.00 must be reported promptly (within 5 business days from date of contribution) using the Firm’s Political Contributions Disclosure Form found in the Firm’s Compliance Software.

3.	Contributions to a state or local Government Entity or Government Official in an amount greater than $150.00 must be pre-cleared by the Chief Compliance Officer and/or their designee.

4.	The Chief Compliance Officer, or his designee, will meet with any individuals who are expected to become “covered associates” to discuss their past political contributions within ten (10) days of their start date and will record any such contributions using the Political Contributions - New Hire Form found in the Firm’s Compliance Software.

Prior to accepting a Government Entity or Government Official as a client, the Chief Compliance Officer will review all previous political contributions, and then determine Prior to accepting a Government Entity or Government Official as a client, the Chief Compliance Officer will review all previous political contributions, and then determine whether such political contribution could potentially result in the Firm being disqualified from any current or anticipated advisory engagement.